# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Annexon, Inc., CIK 0001528115
CUSIP: 03589W102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-258814
Filed by CIK 0001687968

## Reporting persons
- BCLS I Investco, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,249,069; sole dispositive power 0; shared dispositive power 5,249,069; aggregate amount beneficially owned 5,249,069 (4.9% of the class)
- BCIP Life Sciences Associates, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Bain Capital Life Sciences Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Annexon, Inc.
Address of issuer's principal executive offices: 1400 Sierra Point Parkway, Building C, Suite 200, Brisbane, California 94005.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Bain Capital Life Sciences Fund, L.P., a Cayman Islands exempted limited partnership ("BCLS Fund I"), BCIP Life Sciences Associates, LP, a Delaware limited partnership ("BCIPLS"), and BCLS I Investco, LP, a Delaware limited partnership ("BCLS I Investco" and, together with BCLS Fund I and BCIPLS, the "Reporting Persons").

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company ("BCLSI"), is the general partner of Bain Capital Life Sciences Partners, LP, a Cayman Islands exempted limited partnership ("BCLSP"), which is the general partner of BCLS Fund I.

Boylston Coinvestors, LLC, a Delaware limited liability company ("Boylston"), is the general partner of BCIPLS. BCLSI governs the investment strategy and decision-making process with respect to investments held by BCIPLS.

BCLS I Investco GP, LLC, a Delaware limited liability company ("BCLS I Investco GP" and, together with the Reporting Persons, BCLSI, BCLSP and Boylston, the "Bain Capital Life Sciences Entities"), whose manager is BCLS Fund I, is the general partner of BCLS I Investco.

As a result, BCLSI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2025, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.
Address of principal business office or, if none, residence: The principal business address for each of the Bain Capital Life Sciences Entities is 200 Clarendon Street, Boston, Massachusetts 02116.
Citizenship: BCLS Fund I and BCLSP are organized under the laws of the Cayman Islands. BCIPLS, BCLS I Investco, BCLSI, Boylston and BCLS I Investco GP are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, (i) BCLS I Investco held 4,474,126 shares of Common Stock and warrants to purchase 774,943 shares of Common Stock, together representing approximately 4.9% of the outstanding Common Stock, (ii) BCLS Fund I did not hold any shares of Common Stock and (iii) BCIPLS did not hold any shares of Common Stock. The calculation of the beneficial ownership of the Reporting Persons is based on (i) 106,593,505 shares of Common Stock issued and outstanding as of November 11, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, and (ii) 774,943 shares of Common Stock issuable upon the exercise of warrants held by BCLS I Investco.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BCLS I Investco, LP: /s/ Ricky Sun, Ricky Sun, Partner of Bain Capital Life Sciences Investors, LLC (02/14/2025)
- BCIP Life Sciences Associates, LP: /s/ Ricky Sun, Ricky Sun, Authorized Signatory of Boylston Coinvestors, LLC (02/14/2025)
- Bain Capital Life Sciences Fund, L.P.: /s/ Ricky Sun, Ricky Sun, Partner of Bain Capital Life Sciences Investors, LLC (02/14/2025)